Emergent Group Inc.
10939 Pendleton Street
Sun Valley, CA 91352

February 11, 2011

United States
Securities and Exchange Commission
Washington, DC 20549

Att:	Catherine Brown

Re:	Emergent Group Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 24, 2010
File No. 1-34208

Ladies/Gentlemen:

The following is in response to the Staff's letter of comments dated February 9, 2011 regarding Emergent Group Inc. The comment numbers below shall reference comment numbers 1 and 2 in the Staff's letter of comments.

1.	We hereby acknowledge the following in connection with our response letter to the SEC, dated January 21, 2011, to your letter, dated December 30, 2010:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;
•	staff comments or changes to disclosures in response to staff comments do no foreclose the Commission from taking any action with respect to any of such filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.
Comment noted. The Company will comply with your comment regarding additional disclosures as to why the full consolidation method is appropriate for our equity investments in limited liability companies in which we hold a non-controlling interest in future filings and, in particular, in its Form 10-K for its fiscal year ended December 31, 2010.

Please feel free to call me at (818) 394-2802 if you should have any questions or should you require additional information.

Very truly yours,

/s/ William M. McKay

William M. McKay
Chief Financial Officer and Secretary